Exhibit 99.1

Mynd.ai, Inc. Consummates Merger Transaction

Seattle, WA, December 13, 2023 /PRNewswire/ — Mynd.ai, Inc. (“Mynd” or the “Company”) (NYSE: MYND), is pleased to announce the successful completion of the merger transaction (“Merger Transaction”) by which Gravitas Education Holdings, Inc. (“GEHI”) acquired Elmtree Inc. (“eLMTree”) from Best Assistant Education Online Limited, a subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”).

In connection with the Merger Transaction, GEHI has changed its corporate name to “Mynd.ai, Inc.” and its ticker symbol from “GEHI” to “MYND”. The CUSIP of the Company’s American Depositary Shares (“ADS”) will be changed to 628988 107. The ISIN of the Company’s ADSs will be changed to US6289881079. All of the aforementioned changes were effective prior to 7:00 A.M. (Eastern Daylight Time) on December 13, 2023. The ADSs of the Company are expected to start trading under the new name and ticker symbol on the NYSE American, LLC on December 13, 2023.

“This merger transaction is a meaningful step forward for our company, our shareholders, and our customers,” said Vin Riera, CEO of Mynd. “It will strengthen our ability to bring diverse technologies together; create groundbreaking innovations for the classroom and workplace; and simplify how we teach, communicate, and collaborate. We are excited to continue our legacy as a pioneer in interactive technology and to expand our line of hardware and software solutions with new technologies, such as AI, that save time and reduce workloads.”

Governance

Effective immediately upon the close of the Merger Transaction, the following individuals became the directors of Mynd: (i) Vincent Riera, (ii) Dr. Simon Leung Lim Kin, (iii) Robin Mendelson, (iv) Denise Merle, (v) Dr. Tarek Shawki, (vi) Dr. John Anthony Quelch and (vii) Joel A. Getz.

Effective immediately upon the close of the Merger Transaction, the following individuals became the executive officers of Mynd: Vincent Riera as the Chief Executive Officer, Arthur Giterman as the Chief Financial Officer, Matthew Cole as the Executive Vice President - Global Sales, Lance Solomon as the Chief Product Officer, Allyson Krause as the Executive Vice President and the General Counsel, Paul Heffernan as the Executive Vice President - Operations, Ronan O’Loan as the Chief Human Resources Officer.

Mynd Substantially Advances its Capital Structure and Liquidity with the Issuance of US$65 Million Senior Secured Convertible Notes

On the Closing Date, concurrent with the consummation of the Merger Transaction, the Company closed a private offering of US$65 million principal amount of senior secured convertible notes (the “Notes”). The Notes will mature on December 13, 2028, unless earlier converted, redeemed or repurchased. The Notes are guaranteed by Promethean World Limited, a wholly-owned subsidiary of eLMTree, and secured by all of the shares of Promethean World Limited.

About Mynd.ai, Inc.

Seattle-based Mynd is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces across 126 countries. Our global distribution network of more than 4,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “would,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are based on management’s belief or interpretation of information currently available or management’s current expectations with respect to future events and are based on assumptions that are subject to change at any time. Forward-looking statements involve inherent risks and uncertainties and given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies and ability to build long-term relationships with schools and other key market participants; the Company’s future business development, results of operations and financial condition; trends and competition in the early childhood education markets in which the Company intends to operate; changes in its revenues and certain cost or expense items; the expected growth of the early childhood education market in the Company’s targeted addressable markets; governmental policies relating to the Company’s industry, including government funding of education opportunities, and general economic conditions in the markets in which the Company intends to operate. Further information regarding these and other risks is included in GEHI’s filings with the U.S. Securities and Exchange Commission (“SEC”) and is expected to be included in the Company’s filings with the SEC after giving effect to the Merger Transaction. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations - Mynd.ai, Inc.

E-mail: investorrelations@mynd.ai

Tel: +1 (206) 393-4493